SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 21, 2008	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Resolutions of the 2nd Meeting of the Sixth Session of the Board of Directors

The Company and all members of its Board of Directors warrant that the information contained in this Announcement is true, accurate and complete, and jointly accept full responsibility for any false presentation or misleading statement contained in, or material omission from, this Announcement.

This Announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 2nd meeting of the sixth session of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) was held by correspondence on July 17, 2008. Of the 12 directors entitled to attend the Meeting, 12 attended the Meeting. The Supervisory Committee members and senior management of the Company attended the Meeting as non-voting attendees. The Meeting was in compliance with the requirements of PRC Company Law and the Company’s Articles of Associations. Mr. Rong Guangdao, Chairman of the Company, presided over the Meeting. The following resolution was considered and adopted at the Meeting:

Resolution	The “Explanation on Reform Actions Taken in Relation to the Special Corporate Governance Program” (as attached) was adopted with 12 votes in favor, 0 votes against and 0 abstentions.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, July 17, 2008

As at the date of this Announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Appendix:

Sinopec Shanghai Petrochemical Company Limited

Explanation on Reform Actions Taken in Relation to the

Special Corporate Governance Program

In order to further improve the corporate governance standards of the listed company and consolidate the results achieved by the 2007 Special Corporate Governance Program, the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as “Sinopec Shanghai” or the “Company”), in accordance with Announcement [2008][No.27] issued by the China Securities Regulatory Commission (“CSRC”), Notice on Further Advancing the Special Activity of Corporate Governance, has carefully examined the implementation, as of June 30, 2008, of the Report on Reform Actions Taken in Relation to the Special Corporate Governance Program of Sinopec Shanghai and hereby reports the following information on the current status of the Company’s corporate governance:

I.	The 2007 corporate governance internal review and investigation identified the following corporate governance issues requiring rectification:

1.	The Company has not yet formulated corporate governance regimes regarding “Working Rules for the General Manager,” “Working System for Independent Directors,” and other such systems.

Status of Rectification: the rectifications have been completed.

Following their review and adoption in the 24th Board Meeting of the Fifth Session of the Company convened on October 26, 2007, the Company has implemented working rules for the general manager, a working system for independent directors and a working system for investor relations.

2.	The Company’s controlling shareholder, Sinopec, also controls Sinopec Yizheng Chemical Fiber Co., Ltd. Sinopec Yizheng Chemical Fiber Co., Ltd. produces certain of the same products as those produced by the Company, which constitutes same-industry competition against the Company.

Status of Rectification: In keeping with its own developmental strategy, Sinopec, the controlling shareholder of the Sinopec Shanghai, has intensified the centralization of control over its procurement of materials and the sales of its products in order to prevent its affiliated enterprises, such as subsidiaries and branch companies, from competing against each other within the same-industry, as well as to strengthen its overall price negotiating capabilities and to consolidate and expand its market share. As a result of active communication and coordination between the Company and its controlling shareholder, Sinopec, those products of the Company which have been in same-industry competition with products produced by Sinopec Yizheng Chemical Fiber Co., Ltd will be shifted into the same sales agency channel as that used by Sinopec Yizheng, the Sino Chemical Sales Branch Company (a subsidiary of Sinopec), thus avoiding future internal competition within the same-industry.

3.	The share reform has not been completed.

Status of Rectification: The rectification in this aspect has not been completed.

In October 2006, the Company started a share reform in accordance with the requirements of the CSRC. However, the share reform plan failed to be approved by the holders of the

Company’s circulating A Shares, thus preventing the share reform’s completion. In order to complete the share reform as early as possible, the Company has been actively communicating with Sinopec Shanghai’s controlling shareholder, Sinopec, as well as the holders of circulating A Shares, and Sinopec launched its 2nd share reform on December 3, 2007. However, because of the investors’ high expectations toward the level of consideration to be paid for share reform as well as toward Sinopec’s integration of Sinopec Shanghai, and also due to such other factors as the basic completion of share reform on the A-share market and the sharp drop of the Company’s stock price along with the then-declining market trend, the share reform plan ultimately failed to be approved by more than two-thirds of the holders of circulating A Shares.

Inasmuch as the share reform cannot be completed without the controlling shareholder and the holders of circulating A Shares reaching fundamental agreement upon the share reform plan, and as the two parties’ views on the level of consideration to be paid for share reform still differ by a wide margin, further efforts must be made to push this item forward. The Company will, as before, actively communicate with the controlling shareholder and the holders of circulating A Shares in order to complete the share reform as early as possible.

II.	New problems discovered during internal review, their causes and necessary rectifications

The Company has discovered no new problems with its corporate governance during the present internal review.

The Company’s Board of Directors is of the opinion that corporate governance requires continuous efforts, and the implementation of the special corporate governance program constitutes a continued examination of the Company’s standard of corporate governance. The in-depth implementation of the special program has further raised the level of Sinopec Shanghai’s operational norms, increased transparency, and caused the directors, supervisors and senior executives of the Company to develop a stronger sense of such norms. In accordance with CSRC norms, the Company, while ceaselessly improving its corporate governance, will also further strengthen internal controls and continuously improve its operation and management standards and risk-management capabilities, so that Sinopec Shanghai can develop in a healthy and sustainable manner and provide still better returns to its investors.

Sinopec Shanghai Petrochemical Company Limited

                        July 17, 2008

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Price-sensitive Information

Expected Loss for the Interim Results of 2008

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is true, accurate and complete, and that there are no false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the relevant regulations issued by the Shanghai Stock Exchange.

I.	Estimates on the results

(1)	Period of estimates on the results: 1 January 2008 to 30 June 2008.

(2)	Estimates on the results: According to the preliminary estimates of the accounting department of the Company, it is estimated that the Company and its subsidiaries (the “Group”) will suffer a loss for its net profit attributable to equity shareholders of the Company for the first half of 2008.

(3)	The estimated results are not reviewed or audited by any certified accountants.

II.	Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	1,751,897
Earnings per share (RMB)	0.243

III.	Reason

During the first half of 2008, as international crude oil prices continuingly increased and reached historic highs time and again, the crude oil costs incurred by the Company increased substantially. With domestic petroleum product prices under stringent State controls, there has been a severe mismatch between petroleum product prices and crude oil prices, thereby resulting in a relatively substantial loss for the Company’s oil refining operation. While the Company has obtained government subsidies of RMB247,280,000 in the first quarter of 2008 and will obtain a certain amount of government subsidies in the following second quarter, according to the preliminary estimates of the Company’s accounting department, it is estimated that the Group will suffer a loss for its net profit attributable to equity shareholders of the Company for the first half of 2008. Specific information will be disclosed in detail in the 2008 interim report of the Company which will be published on 28 August 2008.

Investors are advised to pay attention to the risks involved in the investment in the Company’s securities.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 17 July 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.